FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___N/A___

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Chief Executive Officer

Date: November 26, 2008

Exhibit 99.1
China Nepstar Chain Drugstore Reports Third Quarter 2008 Results
- Achieves Revenue and Gross Margin Growth in Challenging Operating Environment -
Shenzhen, China, November 26, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the quarter ended September 30, 2008.
Financial Highlights
For the quarter ended September 30, 2008:
•	Revenue increased by 26.6% to RMB613 million (US$90 million) from RMB484 million for the same period in 2007

•	Gross margin increased to 48.6% from 47.1% for the same period in 2007

•	Net income was RMB36 million (US$5 million)

•	Net cash flow from operations was RMB59 million (US$9 million)
“We are pleased to have achieved same store sales growth of 0.5% for the quarter and expanded sales in September, even with substantially decreased customer traffic in our stores for much of the quarter due to the Olympics and Paralympics Games that took place in China in August and September. We believe this sales growth was partially attributable to the effectiveness of our sales staff training initiative that we implemented in late July 2008. By strengthening our store staff’s knowledge of both pharmaceutical and non-pharmaceutical products, we were able to enhance our customers’ overall shopping experience, increase our customers’ average purchase value per store visit and increase repeat customer visits,” commented Mr. Jiannong Qian, Chief Executive Officer of Nepstar.
Third Quarter Results
Revenue for the third quarter of 2008 increased by 26.6% to RMB613 million (US$90 million) from RMB484 million for the same period in 2007.
Same store sales (for stores opened before December 31, 2006) for the third quarter of 2008 increased by 0.5% from the same period in 2007. Same store sales were calculated based on 1,399 stores opened as of December 31, 2006.

Gross profit in the third quarter of 2008 increased by 30.5% to RMB298 million (US$44 million) from RMB228 million for the same period in 2007. Gross margin for the third quarter of 2008 increased to 48.6% from 47.1% for the same period in 2007. The increase in gross margin was largely driven by changes in product mix, including increased contributions from private label products and centrally procured merchandise.
Sales, marketing and other operating expenses as a percentage of revenue for the third quarter of 2008 increased to 41.1% from 31.8% for the same period in 2007. The increase was primarily due to an increase in the proportion of newly opened stores in the Company’s store base. As of September 30, 2008, the Company had a total of 1,268 stores opened after January 1, 2007, which accounted for 47.5% of the Company’s store base. Compared to stores that have been in operation for two or more years, stores that have been in operation for fewer than two years generally generate lower revenue, but incur similar or higher rental and labor costs. The higher expense ratio was also partially due to increased salary and rental costs of older stores, which mainly reflected the overall higher inflation rate in China.
General and administrative expenses as a percentage of revenue for the third quarter of 2008 increased to 4.4% from 3.3% for the same period in 2007. The increase was primarily due to additional administrative and compliance costs related to being a publicly listed company.
As the result of the above, operating income for third quarter of 2008 was RMB19 million (US$3 million) compared to RMB58 million for the same period in 2007.
The Company’s effective tax rate was 27.0% for third quarter of 2008, compared to the effective tax rate of 16.7% for the same period of 2007. The increase in effective tax rate was primary due to higher tax rates that certain of the Company’s subsidiaries becoming subject to under the new PRC corporate income tax law, the recognition of withholding taxes related to profit distribution from the Company’s PRC subsidiaries to the Cayman Islands holding company, and an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which the Company currently does not expect to be realizable.
Net income in the third quarter of 2008 was RMB36 million (US$5 million), or RMB0.17 (US$0.02) basic earnings per share, or RMB0.34 (US$0.04) basic earnings per American depositary share (“ADS”), and RMB0.16 (US$0.02) diluted earnings per share, or RMB0.32 (US$0.04) diluted earnings per ADS. This compares to net income of RMB46 million, or RMB0.25 diluted earnings per share for the same period in 2007. The weighted average number of ADSs for the third quarter of 2008 was 110 million. Each ADS represents two ordinary shares of the Company.
As of September 30, 2008, the Company’s total cash and cash equivalents was RMB1,348 million (US$199 million), held-to-maturity investment securities in total were RMB1,148 million (US$169 million) and total shareholders’ equity was RMB2,978 million (US$439 million).
On August 27, 2008, the Company announced that its board of directors authorized a US$40 million share repurchase program, which has a duration of 16 months. Based on market conditions, the Company’s cash flow status, general economic conditions and trading price of the ADSs of the Company, the repurchases will be made in the open market at prevailing market prices, or in block trades, which are subject to restrictions relating to volume, price and timing. As of November 24, 2008, the Company had repurchased approximately 3.8 million ADSs and had spent approximately US$16 million on the repurchase program.

Operating Highlights
During the third quarter of 2008, Nepstar opened 150 new stores organically, acquired 40 stores and closed 6 stores. As of September 30, 2008, Nepstar had a total of 2,667 stores in operation.
In early August 2008, Nepstar entered into a definitive acquisition agreement with Qingdao Kangjie Chain Drugstore Co. Ltd. (“Kangjie”) to acquire all of Kangjie’s 42 drugstores in Qingdao, Shandong Province for an aggregate cash consideration of RMB16.8 million (US$2.5 million). After this acquisition, the total number of China Nepstar drugstores in Qingdao exceeded 70. Kangjie was the second-largest drugstore chain in Qingdao based on the number of directly operated drugstores in 2007. All of the 42 Kangjie stores are designated national healthcare insurance reimbursement stores. As of the end of the third quarter of 2008, 40 of the acquired stores had been transferred to and were being operated by Nepstar. The remaining two stores are expected to be transferred in the fourth quarter of 2008.
In the third quarter of 2008, revenue contribution from prescription drugs was 21.1%, over-the-counter (“OTC”) drugs was 34.7%, nutritional supplements was 22.4%, traditional Chinese herbal products was 3.1% and other products was 18.7%. The increased contribution by nutritional supplements, which was 20.0% in the second quarter of 2008, was partially attributable to the effectiveness of the sales staff training initiative that was implemented in late July 2008 and which increased the store staff’s knowledge of and selling skills for nutritional supplements.
In the third quarter of 2008, Nepstar further increased sales of private label products. Nepstar’s portfolio of private label products included 1,341 products as of September 30, 2008. Sales of private label products represented approximately 26.1% of revenue and 38.7% of gross profit of Nepstar for the third quarter of 2008.
“As we enter the fourth quarter, our focus is not only on growing revenue and gross margin, but also on cost reduction by streamlining our operations and eliminating redundancies. We expect to continue to generate positive cash-flow and aim to utilize our ample cash reserve effectively for future growth. Although economic growth in China is expected to slow, the economic stimulus plan recently announced by the PRC government may serve as a catalyst to bolster China’s economy and benefit consumers in general, as well as Nepstar. Nepstar continues to remain financially well-equipped and operationally sound. We are working hard to maintain our position in this challenging economic environment as well as continue to extend our leadership in the marketplace.” commented Mr. Simin Zhang, the Chairman of Nepstar.
Conference Call Information
The Company will host a conference call, to be simultaneously Web cast, on Wednesday, November 26, 2008 at 8:00 a.m. Eastern Standard Time / 9:00 P.M. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.

A replay of the call will be available starting on November 26, 2008, at 11:00 a.m. Eastern Standard Time / November 27, 2008, 12:00 a.m. Beijing Time through December 5, 2008 at 11:59 p.m. Eastern Standard Time / December 6, 2008 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 301531.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2008, the Company had 2,667 stores across 76 cities, one headquarters distribution center and 11 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for the fourth quarter of 2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB 6.7899 on September 30, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2008, or at any other certain date. The percentages stated are calculated based on RMB.

Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, except share and per-share data)

	Three-month period ended September 30,
	2007	2008	2008
	RMB	RMB	USD
Revenue	484,304	612,981	90,278
Cost of goods sold	(256,104)	(315,191)	(46,420)

Gross profit	228,200	297,790	43,858
Sales, marketing and other operating expenses	(153,956)	(251,758)	(37,077)
General and administrative expenses	(15,880)	(26,779)	(3,945)

Income from operations	58,364	19,253	2,836

Interest income	409	30,149	4,440
Interest expense	(67)	—	—
Dividend income from cost method investments	—	150	22

Income before income tax expense and minority interests	58,706	49,552	7,298
Income tax expense	(9,778)	(13,394)	(1,973)

Income before minority interests	48,928	36,158	5,325
Minority interests	(2,594)	(505)	(74)

Net income	46,334	35,653	5,251

Accretion to Series A redeemable convertible preferred shares redemption value	(4,313)	—	—

Net income attributable to ordinary shareholders	42,021	35,653	5,251

Net income per ordinary share:
Basic	0.25	0.17	0.02
Diluted	0.25	0.16	0.02

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands, except share data)

	As of December 31,	As of September 30,	As of September 30,
	2007	2008	2008
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,168,911	1,348,293	198,573
Held-to-maturity investment securities	600,000	748,000	110,164
Accounts receivable, net of allowance for doubtful accounts	54,753	79,238	11,670
Prepayments for purchase of merchandise paid to related parties	4,452	92,067	13,559
Amounts due from related parties	1,408	4,919	724
Prepaid expenses, deposits and other current assets	107,229	177,145	26,090
Inventories	285,307	348,790	51,369
Deferred income taxes	2,991	4,196	618

Total current assets	3,225,051	2,802,648	412,767

Held-to-maturity investment securities	—	400,000	58,911
Property and equipment, net	172,171	234,019	34,467
Deposits for purchases of properties paid to related parties	2,125	2,100	309
Rental deposits	22,167	28,526	4,201
Equity investments	12,638	12,638	1,861
Intangible assets, net	3,135	3,349	493
Goodwill	—	28,879	4,253
Deferred income taxes	1,254	19,617	2,889

TOTAL ASSETS	3,438,541	3,531,776	520,151

	As of December 31,	As of September 30,	As of September 30,
	2007	2008	2008
	RMB	RMB	USD
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	233,425	246,229	36,264
Amounts due to related parties	50,544	75,961	11,187
Accrued expenses and other payables	142,505	141,267	20,805
Income tax payable	37,958	44,529	6,558

Total current liabilities	464,432	507,986	74,814

Deferred income	—	15,335	2,259
Deferred income taxes	—	7,906	1,164

Total liabilities	464,432	531,227	78,237

Minority interests	18,964	22,269	3,280

Shareholders’ equity
Share capital — ordinary shares USD 0.0001 par value: 240,000,000 shares authorized; 213,077,944 shares issued and outstanding as of December 31, 2007; 213,187,388 shares issued and outstanding as of September 30, 2008	168	169	25
Treasury shares	—	(30,602)	(4,507)
Additional paid-in capital	2,921,521	2,919,840	430,027
Accumulated other comprehensive loss	(37,957)	(38,643)	(5,691)
Retained earnings	71,413	127,516	18,780

Total shareholders’ equity	2,955,145	2,978,280	438,634

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	3,438,541	3,531,776	520,151

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(amounts in thousands)
Cash flow

	Three-month period ended September 30,
	2007	2008	2008
	RMB	RMB	USD
Cash flow provided by operating activities	35,971	59,160	8,713
Cash flow (used in)/provided by investing activities	(18,127)	11,373	1,675
Cash flow used in financing activities	(13,860)	(72,161)	(10,627)